

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2011

Via E-Mail
Mr. Steven A. Dykman
Vice President-Finance and Chief Financial Officer
Gentex Corporation
600 North Centennial Street
Zeeland, Michigan 49464

> **Re: Gentex Corporation**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 22, 2011**
> **Response dated December 7, 2011**
> **File No. 000-10235**

Dear Mr. Dykman:

We have reviewed your response dated December 7, 2011 and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Year Ended December 31, 2010

Signatures, page 29

1. We note your response to our prior comment 1 and reissue, as Mr. Bauer and Mr. Dykman signed on behalf of the company but did not sign in their individual capacities as principal executive officer and principal financial and accounting officer. In this regard, we do note they indicated their positions beneath their signatures when they signed on behalf of the company. Please confirm that in future filings you will revise the second half of the signature page to have your principal executive officer and principal financial and accounting officer sign in their individual capacities as such.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or Max Webb at (202) 551-3755 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief